FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934For the month of March 31, 1998.

(Translation of registrant's name into English)

PeakSoft Corporation

(Address of principal executive offices)

3614  Meridian, Suite 100
Bellingham, WA 98225


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0-24069

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  May 5, 1998


(Signature) By: "T.W. Metz"
                 T.W. Metz, COO


Letter to Shareholders

During this quarter, the Company focused on the fundamentals. Our major objectives included the launch of NetMagnet, a reduction in non-essential expenses, the development of strategic partnerships in key areas, and increased revenue. The company also conducted a thorough review of its product, marketing and sales strategies in an effort to gain maximum value for its technology and products.

NetMagnet was launched on January 21, 1998. The product is available through leading retailers including CompUSA, Fry's and Best Buy. In addition, it is being sold on the company's Website and through Internet retail and banner partnerships. Initial response to NetMagnet has been favorable, with a number of positive reviews and an "A List" placement in PC Computing. The product is very leading edge and the target market is sophisticated early adopters and innovators. Those who use the Internet as an essential business tool will see great benefits from NetMagnet.

Expenses for administration, selling and marketing, and research and development decreased by 30.3% over the same period a year ago and by 22.3% over the previous quarter ended December 31, 1997. Revenue increased by 74% over the same period last year and by 250% over the quarter ended
December 31, 1997. The sales growth resulted largely from licensing agreements with Macmillan Publishing USA and InfoBuild Networks Inc. The Company believes it can continue to streamline its costs in the coming quarter through new partnerships that reduce expense but provide powerful marketing and sales benefits.

The Company received approval from the OTC-BB to commence trading in the U.S. under the symbol PEAFF on March 13, 1998. The company then filed
Form 20-F to become a reporting foreign issuer with the SEC, via EDGAR, on April 20, 1998. Once our Form 20-F achieves a "No Comment" status with the SEC we will be in a position to trade fully on the Bulletin Board in conjunction with the Alberta Stock Exchange, symbol PKT.

Canadian and U.S. GAAP (Generally Accepted Accounting Principles) regulations differ regarding the acquisition of research and development from Chameleon Bridge Technologies. This leads to a significant reduction in loss per share when our financial statements are reconciled for U.S. GAAP. According to U.S. GAAP, the acquisition is expensed as incurred, not amortized over a period of time.

The Company continues to evaluate market opportunities and its position in the fast-paced market of Intranets and the Internet. We are committed to adding value to our existing applications and to bringing new products to market. We hope to continue the trend started in the last quarter and to accomplish even greater improvements through the remainder of the year.

Sincerely yours,

"Douglas H. Foster"

Douglas H. Foster
President/CEO
May 4, 1998


Corporate Information

Corporate Headquarters
	PeakSoft Corporation
	3614 Meridian, Suite 100
	Bellingham, Washington 98225
	USA
	Tel  (360) 752-1100
	Fax (360) 752-1110

	http://www.peak.com

Investor Information
	(888) 377-7325

Stock Listing
PeakSoft Corporation's common stock is traded on the Alberta Stock Exchange under the symbol "C.PKT" and on the OTC Bulletin Board (r) (OTCBB) under the symbol "PEAFF".

Auditor
	K P M G
	Vancouver, B.C.

Legal Counsel
	Farris, Vaughan, Wills & Murphy
	Vancouver, B.C.

Transfer Agent and Registrar
	Montreal Trust
	Calgary, Alberta

Directors                 Management
Douglas Foster            Douglas Foster
Chairman of the Board     President & CEO

Donald McInnes            Tim Metz
                          Chief Operating Officer
Peter Janssen
                          Liam Taylor
Carl Conti                Vice President, Engineering

William Baker             Calvin Patterson
                          Corporate Counsel

Second Quarter Review

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228, a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. The Company is actively creating budgets which place emphasis on marketing in the next quarters to capture a higher sales volume.
Revenue reflects an increase of 74.2% over second quarter 1997 reported revenue. The increase is primarily due to the recent launch of PeakSoft's third Internet product, NetMagnet, various licensing agreements, and the growing sales volume of PeakJet. The Company has received 800,000 shares of InfoBuild as a partial consideration for a $300,000 license agreement, which is valued at its most recent funding share value. PeakSoft recognizes that there is no guarantee that this value can be realized in the short-term. In general, this quarter's results reflect the Company's continuing growth in this fast-paced, rapidly expanding Internet market.

Six Month Review

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8% and was due primarily to the growing sales volume of PeakSoft's Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. The decreases in expenses reflect a reduction in expenditures, while continuing to keep a significant investment in marketing for NetMagnet and future products.

The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies
Corp, which is capitalized according to Canadian GAAP. (In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as incurred. The results would be a lower loss per common share of $0.06 vs $0.09.)

The Company's cash position was decreased from $110,784 in 1997, to $61,084 in 1998 while accounts receivable decreased from $429,913 to $281,734.
Cash remains an area of critical importance and is being actively addressed by management. In general, the results for the quarter are indicative of the Company's increasing level of marketing activity and its stage of development.


Consolidated Balance Sheet

(prepared by Management)

March 31,                  1998         1997
                           (in Canadian dollars)

Assets
Current Assets

Cash                     $ 61,084      $ 110,784

Accounts receivable        281,734     429,913

Inventories                 98,051       39,557

Prepaids and deposits       42,574      116,007
                           483,443      696,261


Capital assets             176,496      350,731

Acquired research          411,149     1,439,023
   & development

Licenses                      -         19,234

Investment in InfoBuild    284,000         -
                       $ 1,355,088  $  2,505,249



Liabilities and Shareholders' Equity

Current Liabilities:

Demand loan                  -          20,756

Accounts payable and      797,449    1,010,768
accrued liabilities

Deferred revenue            -          84,337

Reserve for returns       54,208           -
 & allowances

Current portion of          -          24,573
long-term debt

Current portion of        28,134        21,616
 obligations under
  capital leases
                         879,791      1,162,050

Long-term debt         1,622,951        -

Obligations under        44,259        49,571
 capital leases


Shareholders' Equity:

Share capital          6,312,335     3,458,942

Other paid-in capital   173,759          -
                       6,486,094     3,458,942


Obligation to issue       -         1,940,900
 share capital

Accumulated deficit   7,678,007      4,106,214
                     (1,191,913)     1,293,628
                    $ 1,355,088     $ 2,505,249


Consolidated Statement of Operations and Deficit

                     Quarter ended  Quarter ended   Six months   Six months
                                                       ended       ended
                     Mar 31,1998    Mar 31,1997    Mar 31,1998   Mar 31,1997
                                         (in Canadian dollars)

Sales               $ 699,372        $ 401,504       $ 899,582    $ 709,384

Cost of goods          96,362          145,494         158,840     231,232
 sold
                      603,010          256,010         740,742     478,152

Operating Expenses:

General and            421,008         312,131         870,107     472,734
administration

Selling and marketing  261,625         719,660         695,999   1,148,054

Research and          143,597         155,406         324,010     374,690
development
                      826,230       1,187,197        1,890,116   1,995,478

Earnings (loss)      (223,220)      (931,187)       (1,149,374) (1,517,326)
before the undernoted

Amortization          246,959       167,147            500,693     264,978

Recovery of expenses     -             -               252,509        -
 from settlement
of liabilities


Earnings (loss)   $(470,179)   $(1,098,334)       $(1,397,558)  $(1,782,304)
from operations

Gain on sale of      134,951          -              134,951          -
contract

Net earnings (loss) (335,228)    (1,098,334)      (1,262,607)   (1,782,304)

Accumulated deficit,$(7,342,779)$(3,007,880)    $(6,415,400)   $(2,323,910)
 beginning of period

Accumulated deficit,$(7,678,007)$(4,106,214)    $(7,678,007)   $(4,106,214)
end of period


Loss per common share     (.02)       (.12)          (.09)           (.20)



Statement of Changes in Financial Position

                     Quarter ended  Quarter ended  Six months    Six months
                                                       ended        ended
                     Mar 31,1998    Mar 31,1997    Mar 31,1998   Mar 31,1997
                                        (in Canadian dollars)

Cash provided by (used in):

Operations:

Net earnings (loss)   $(335,228)   $(1,098,334)  $(1,262,607)   $(1,782,304)

Items not involving cash:

     Amortization      246,959       167,147        500,693        264,978

Change in non-cash     (244,162)     263,163       (236,470)        98,871
operating working capital
                       (332,431)    (668,024)      (998,384)    (1,418,455)


Financing:

Funds Transferred      154,350          -             -              -
 from escrow

Repayment of           (6,678)       (6,422)       (14,936)      (12,702)
long-term debt

Obligation under        9,571         3,553          6,842         (1,771)
 capital leases

Decrease in obligation     -           -           (399,900)
to issue shares

Issuance of share capital   -         786,812       512,144     1,545,632
                         157,243      783,943       104,150     1,531,159
Investments:

Purchase of capital assets (11,284)   (29,773)     (116,048)      (31,883)
                           (11,284)   (29,773)     (116,048)      (31,883)


Increase (decrease)     (186,472)       86,146    (1,010,282)      80,821
 in cash position

Cash, beginning of period  247,556        24,638    1,071,366      29,963

Cash, end of period      $ 61,084       $ 110,784    $ 61,084    $ 110,784